U.S. SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                                   SEC File Number: 0-17072
                                                  CUSIP Number: 973812 10 0

[X] Form 10-K and Form 10-KSB   [ ] Form 20-F   [ ] Form 10-Q and Form 10-QSB
                 [ ] Form N-SAR For Period Ended: April 30, 2000

    [ ]  Transition Report on Form 10-K      [ ]  Transition Report on Form 20-F
    [ ]  Transition Report on Form 11-K      [ ]  Transition Report on Form 10-Q
    [ ]  Transition Report on Form N-SAR
                        For the Transition Period Ended:
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Nothing  in this  form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.
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If  the  notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                 Not applicable
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Part I - Registrant Information
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Full Name of Registrant:                Windswept Environmental Group, Inc.
Former Name if applicable:              Not Applicable
Address of Principal Executive Office:  100 Sweeneydale Avenue, Bay Shore,
                                        New York 11706
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Part II - Rule 12b-25(b) and (c)
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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c)   The  accountant's  statement  or  other  exhibit  required  by   Rule
     12b-25(c) has been attached if applicable.
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Part III - Narrative
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State below in  reasonable  detail the  reasons  why Form 10-K and Form  10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     The Registrant has had turnover of employees in the Registrant's accounting and finance department. This required the Registrant to devote substantial effort which otherwise would have been devoted to the preparation and filing of the Registrant's Annual Report on Form 10-KSB for the fiscal year ended April 30, 2000 (the "Form 10-KSB"). For such reasons, the Form 10-KSB could not be filed within the prescribed period.
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Part IV - Other Information
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     (1)  Name  and  telephone  number  of  person  to contact in regard to this notification:

                         Joseph Murphy - (631) 434-1300

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The results of operations of the Registrant for the fiscal year ended April 30, 2000 ("fiscal 2000") will vary significantly from its results of operations for the fiscal year ended April 30, 1999 ("fiscal 1999"). The Registrant's revenues for fiscal 2000 were $12,845,165 compared with $13,926,812 in fiscal 1999. The Registrant's revenue's decreased primarily as a result of a revenue decrease in two of the Registrant's wholly-owned subsidiaries, Trade-Winds Environmental Restoration, Inc. ("Trade-Winds") and North Atlantic Laboratories, Inc. ("NAL"). The decrease in Trade-Winds revenue of $549,170 in fiscal 2000 was primarily attributable to reductions in asbestos and construction/renovation projects of approximately $2,100,000 and $1,100,000, respectively, which were partially offset by increases in emergency response and environmental remediation/compliance projects of approximately $1,500,000 and $1,200,000, respectively. The decrease in NAL revenues of $636,457 in fiscal 2000 was primarily attributable to the loss of key management and sales personnel.

     The Registrant incurred a net loss of $2,256,997 in fiscal 2000, an increase of $949,521 from its net loss of $1,307,476 in fiscal 1999.


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



     Windswept Environmental Group, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                      WINDSWEPT ENVIRONMENTAL GROUP, INC.



Date: July 31, 2000               By:   /s/ Michael O'Reilly
                                      ---------------------------------
                                      Michael O'Reilly, President and
                                      Chief Executive Officer


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